Exhibit 99.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

Introduction

This management’s discussion and analysis (“MD&A”) reviews the significant activities of Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) and analyzes the financial results for the three months ended September 30, 2021. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2021 and 2020 of the Company with the related notes thereto (the “Interim Financial Statements”), and the Company’s audited annual consolidated financial statements for the year ended June 30, 2021 and the related notes thereto, which are available for viewing on www.sedar.com. As a result of the Company’s refocused business model, which focuses on acquiring, managing, and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits, comparisons to historical quarters prior to June 30, 2020, may not be useful to readers.

All financial information in this document is prepared in accordance with International Financial Reporting Standards (“IFRS”) and presented in United States dollars unless otherwise indicated.

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation Common Shares for one post-consolidation Common Share. All common shares, per common share amounts, special warrants, warrants, stock options and restricted share units in this MD&A have been retroactively restated to reflect the share consolidation.

The effective date of this MD&A is November 10, 2021.

Management is responsible for the preparation and integrity of the Company’s unaudited interim consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including that within the Company’s financial statements and MD&A, is complete and reliable.

This discussion contains forward-looking statements that involve risks and uncertainties. Although such information is considered to be accurate, actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Description of Business

Carbon Streaming is a unique environmental, social and governance (ESG) principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

The Company’s common shares (“Common Shares”) are listed on the Neo Exchange Inc. (“NEO Exchange”) under the symbol “NETZ” and the warrants that expire in March 2026 (the “March 2026 Warrants”) are listed on the NEO Exchange under the symbol “NETZ.WT”. The Company’s Common Shares are also listed on the Frankfurt Stock Exchange under the symbol “M2QA” and trade on the OTC Markets under the symbol “OFSTF”.

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Acquisition Growth Strategy

Carbon Streaming believes there is significant potential for stream-based financing in the carbon markets. There are currently over 4,700 carbon offset projects listed in the four largest voluntary carbon credit registries, which is anticipated to significantly scale-up in response to rapidly increasing demand for voluntary carbon credits. Carbon Streaming is positioning itself to not only be able to provide funding to developers or project owners looking to innovatively finance new carbon offset projects or monetize some or all of their existing or future carbon credits today, but also to be able to market high quality carbon credits to buyers that require them to meet their regulated requirements or voluntary goals as they seek to offset their carbon footprint.

Our Outlook

The Company’s strategy for the next 12 months is to continue to deploy the capital it has raised in the capital markets by (i) entering into carbon credit streaming agreements with projects that generate high- quality carbon credits that have strong ESG principles and generate an attractive economic return; or (ii) making investments in entities or technologies that advance the transition to a net-zero economy. The amount of capital that can be deployed and the corresponding carbon credits that can be generated will, in part, depend on many factors that cannot be controlled by the Company, including the continuing impact of COVID-19.

For a comprehensive discussion of the risks, assumptions and uncertainties that could impact the Company’s outlook, investors are urged to review the section of the Company’s Annual Information Form (“AIF”) entitled “Risk Factors” a copy of which is available on SEDAR at www.sedar.com.

Corporate Highlights

On July 27, 2021, the Common Shares and the March 2026 Warrants commenced trading on the NEO Exchange under the symbols “NETZ” and “NETZ.WT”, respectively.

Financings

On July 19, 2021, the Company completed a non-brokered private placement of 20,980,250 special warrants of the Company (“Special Warrants”) at a price of $5.00 per Special Warrant for aggregate gross proceeds to the Company of $104.9 million. Each Special Warrant will be automatically exercised for one Common Share of the Company and one full Common Share purchase warrant with a term of 62 months at an exercise price of $7.50 per warrant on the earliest of (a) the third business day after the date that a receipt is issued for a final prospectus by Canadian securities regulatory authorities qualifying the Common Shares and warrants to be issued upon the exercise of the Special Warrants and (b) November 20, 2021.

On August 25, 2021, the Company filed a preliminary non-offering prospectus to qualify distribution and trading of the Special Warrants.

Change in Functional and Presentation Currency

Considering the significance of the July 19, 2021 private placement to the Company’s operations, that the Company will continue to raise capital in US$, and that carbon credit streaming agreements are primarily based in US$, the Company determined that the currency of the primary economic environment in which the Company operates changed from the Canadian dollar (“C$”) to the United States dollar (“$” or “US$”) on July 19, 2021.

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The Company operates in a mixture of currencies and therefore the determination of functional currency involves certain judgments to determine the primary economic environment in which the Company operates. The Company also reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Concurrent with the change in functional currency, the Company also changed its presentation currency from C$ to US$. Unless otherwise indicated, all references to “$” or “US$” in this MD&A refer to US$.

The change in functional currency from C$ to US$ is accounted for prospectively from July 1, 2021. Prior period comparable information has been restated to reflect the change in presentation currency. The Company elected to apply the exchange rate at June 30, 2021 of US$1 equal to C$1.2394 to translate all prior period comparable information to reflect the change in presentation currency as at June 30, 2021 and for the three months ended September 30, 2020. Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at fair value through profit and loss. Gains and losses arising from foreign exchange are included in profit and loss.

Company’s Carbon Credit Portfolio

MarVivo Stream

On May 17, 2021, the Company announced its first carbon credit streaming investment. The Company agreed to invest $6.0 million pursuant to a purchase and sale agreement (the “MarVivo Stream”) to implement the proposed MarVivo Blue Carbon Conservation Project (“MarVivo”) in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat. The MarVivo Stream is to deliver the greater of 200,000 carbon credits or 20% of verified credits generated by the project on an annual basis, for a term of 30 years starting on date of the first delivery of carbon credits, which is expected to occur in the first half of 2023. To acquire the MarVivo Stream, Carbon Streaming agreed to pay MarVivo Corporation an upfront payment of $6.0 million, which is expected to fully fund the initial project development costs. $2.0 million in cash will be paid upon closing, and the balance will be paid in four installments upon specific milestones being met during project development, with the final milestone payment being made upon verification of the project by an accepted verification standards body. The Company expects the MarVivo transaction to close and fund in Q4 2021.

Osisko Gold Royalties Ltd (“Osisko”) has provided notice to the Company that it intends to exercise its Stream Participation Right (as defined herein) in respect of the MarVivo Stream transaction.

BCI Term Sheet

On June 3, 2021, the Company announced it entered into an exclusive term sheet with the Bonobo Conservation Initiative (“BCI”) to provide initial funding of $500,000 for BCI to develop two carbon credit projects within the Bonobo Peace Forest (“BPF”) located in the Democratic Republic of Congo. The two projects account for over 67% of the total 5,258,700 hectares (ha) area within the BPF and offer a combined potential to avoid and remove hundreds of millions of tonnes of carbon dioxide equivalent (CO2e) over the 30-year span of the agreement. The Company expects the projects to be developed over the next 24-36 months.

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Rimba Raya Stream

On August 3, 2021, the Company announced that it entered into a carbon credit streaming agreement with Infinite-EARTH Limited (“InfiniteEARTH”), the developer of the REDD+ project (Reducing Emissions from Deforestation and forest Degradation), the Rimba Raya Biodiversity Reserve project (the “Rimba Raya Stream”). Under the Rimba Raya Stream, InfiniteEARTH will deliver 100% of the carbon credits created by the Rimba Raya project, expected to be 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers. To acquire the Rimba Raya Stream, Carbon Streaming paid an upfront cash investment of $22.3 million. In addition, the Company will make ongoing payments to InfiniteEARTH for each carbon credit that is sold under the Rimba Raya stream.

In conjunction with the Rimba Raya Stream, the Company and the founders of InfiniteEARTH (“Founders”) also entered into a strategic alliance agreement (the “SAA”). Carbon Streaming issued 4,539,180 Common Shares (valued at $31,547,647) of the Company and paid $4 million to the Founders as consideration for entering into the SAA. The Founders have agreed to provide consulting services to the Company, which will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the SAA provides Carbon Streaming with a right of first refusal on any carbon streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of blue carbon credit projects throughout the Americas.

Osisko has provided notice to the Company that it intends to exercise its Stream Participation Right in respect of the Rimba Raya Stream transaction and SAA.

Cerrado Biome Stream

On September 13, 2021, the Company announced that it had entered into the Cerrado Biome Stream with Ecosystem Regeneration Associates - ERA Brazil (“ERA”). Under the Cerrado Biome Stream the Company agreed to invest $0.5 million to implement and scale up the Cerrado Biome project, which is aimed at protecting native forests and grasslands in the Cerrado biome, one of the most biodiverse savannah regions in the world. To date the Company has paid $0.26 million to ERA on closing of the stream, with subsequent instalments to be paid at specific project milestones. In addition, the Company will make ongoing payments to ERA for each carbon credit that is sold under the carbon stream. Verification of the project is underway with Verra, through the VCS Standard, under a grouped project model and is anticipated to be completed in early 2022, with credit sales beginning in 2022.

Strategic Partnerships

Osisko Investors Rights Agreement

On February 18, 2021, Osisko and the Company entered into a strategic partnership through an investor rights agreement (the “Investor Rights Agreement”). Under the Investor Rights Agreement, the Company has granted to Osisko certain equity financing rights to participate in future offerings of any new securities by the Company. In addition, Osisko also has the exclusive right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties (the “Stream Participation Right”).

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WilsonZinter Enterprises Ltd.

On June 7, 2021, the Company announced it formed a strategic partnership with WilsonZinter Enterprises Ltd. (“WZ”), a First Nations business in British Columbia, to source and finance investment opportunities in collaboration with British Columbia First Nations and develop projects within their territories to combat climate change through the reduction of greenhouse gas emissions. In partnership, the Company and WZ will meet with First Nations officials to finance and develop carbon offset projects to meet such anticipated project benefits as reforestation and improved forestry management, wetland restoration, and associated efforts to protect the area’s rich biodiversity and partnership with First Nations to offer sustainable economic development, employment, and environmental education opportunities for self-sufficient communities.

Share Based Compensation

Subsequent to September 30, 2021, the Company granted 110,000 stock options to individuals who are an officer and an employee of the Company. These stock options are exercisable at a weighted average exercise price of C$11.15 with an expiry five years from the date of grant. In addition, the Company granted 130,000 restricted share units (“RSUs”) to the aforementioned officer and employee which at the Board’s discretion can be settled in cash, equity or a combination thereof and vest as follows: 43,333 on each of the first, second and third anniversaries of the date of grant.

Summary of Quarterly Results

As a result of the Company’s refocused business model on acquiring, managing, and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits, comparisons to historical quarters prior to June 30, 2020, may not be useful to readers. The following is a summary of certain financial information for each of the eight most recently completed quarters:

		Income or (Loss)
Three Months Ended	Revenue ($)	Total ($)	Basic and diluted income (loss) per share ($)	Total assets ($)
September 30, 2021	nil	(43,252,144)	(1.84)	171,312,320
June 30,2021	nil	(2,277,115)	(0.20)	109,079,534
March 31, 2021	nil	(1,876,275)	(0.20)	28,748,186
December 31, 2020	nil	(435,516)	(0.16)	1,039,033
September 30, 2020	nil	(21,074)	(0.01)	279,660
June 30, 2020	nil	(9,200)	(0.00)	252,651
March 31, 2020	nil	(67,531)	(0.48)	nil
December 31, 2019	nil	(3,235)	(0.04)	nil

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Results of Operations

For the three months ended September 30, 2021, compared to the three months ended September 30,2020

The Company incurred a loss of $43.3 million during the three months ended September 30, 2021, compared to a loss of less than $0.1 million for the three months ended September 30, 2020. The results for the three months ended September 30, 2021, were primarily due to the following items:

●	During the three months ended September 30, 2021, the Company recorded a change in warrant liability of $40.5 million representing the movement in Black-Scholes value of the warrants from July 1, 2021 to September 30, 2021.

●	During the three months ended September 30, 2021, the Company recorded an increase of $0.6 million in salaries and fees over the comparative period in 2020. This represents the salaries and fees of the new management and directors tasked with refocusing the Company’s business.

●	The Company incurred $0.4 million of consulting fees for the three months ended September 30, 2021, compared to $nil for the three months ended September 30, 2020. The increase is in line with the Company’s refocused business model.

●	During the three months ended September 30, 2021, the Company recorded foreign exchange loss of $0.7 million which resulted from the Company’s C$ transactions during this period in which the US$ appreciated.

Liquidity and Cash Flow

As of September 30, 2021, the Company had a working capital of $44.9 million, which includes cash and cash equivalents of $108.6 million. The largest short-term liability relates to a warrant liability (see Note 7 of the Interim Financial Statements) which is not a cash amount owing. The warrant liability represents an estimate of the Black-Scholes value of issued share purchase warrants, previously issued and exercisable in C$, relative to the book value of the share capital.

Given this, the Company prefers to use adjusted working capital. Adjusted working capital is calculated as current assets less current liabilities and adjusted for non-cash settled items which are included in the working capital calculation. Adjusted working capital is used by the Company to monitor its capital structure, liquidity, and its ability to fund current operations. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar financial measures presented by other companies. Please see advisory “Non-IFRS Measures” on page 12 for more details.

The following table reconciles current assets and liabilities to adjusted working capital:

As at
	September 30, 2021	June 30, 2021
Current assets	$111.3 million		$108.6 million
Current liabilities	$66.4 million		$1.0 million
Working capital	$44.9 million		$107.6 million
Adjustment for non-cash settled items:
Warrant liability	$65.3 million	$	nil
Adjusted working capital	$110.2 million		$107.6 million

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The Company’s ability to meet its obligations and execute its business strategy depends on its ability to generate cash flow from the delivery and sale of carbon credits, as well as through the issuance of its securities, the exercise of stock options and warrants and short-term or long-term loans.

There is no assurance that the Company will be able to access debt, equity or alternative funding at the times and in the amounts required to meet the Company’s obligations and fund activities. The outlook for the world economy remains uncertain and vulnerable to various events that could adversely affect the Company’s ability to raise additional funding going forward.

Cash Flows

Operating Activities

Cash used in operating activities was $2.4 million for the three months ended September 30, 2021, which resulted from operating expenses during the normal course of business, an increase in accounts payable and amounts receivable and prepaid.

Investing Activities

Cash used in investing activities was $29.7 million for the three months ended September 30, 2021, related primarily to the investments in carbon credit streaming contracts. See “Company Highlights - Company’s Carbon Credit Portfolio”.

Financing Activities

Cash provided by financing activities was $33.1 million for the three months ended September 30, 2021, related to proceeds from the issuance of the Special Warrants. See “Company Highlights - Financings”

Related party transactions

Related party balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

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Remuneration of key management personnel of the Company was as follows:

	Three Months Ended
	September 30,	September 30,
	2021	2020
Salaries and fees(1)(2)	$408,157	$nil
Consulting fees(1)	$17,000	$2,017
Share based compensation	$172,784	$nil
	$597,941	$2,017

1 Salaries and fees paid to the executive officers and directors for their services.

2 Included in accounts payable and accrued liabilities are fees owing to officers and directors of $0.1 million as at September 30, 2021 (June 30, 2021 - less than $0.1 million).

Subsequent Events

Subsequent to September 30, 2021, the Company granted 110,000 stock options to an officer and employee of the Company. These stock options are exercisable at a weighted average exercise price of C$11.15 with an expiry five years from the date of grant. In addition, the Company granted 130,000 RSUs to the aforementioned officer and employee which at the Board's discretion can be settled in cash, equity or a combination thereof and vest as follows: 43,333 on each of the first, second and third anniversaries of the date of grant.

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation Common Shares for one post-consolidation Common Share. All amounts of Common Shares, per Common Share amounts, Special Warrants, warrants, stock options and RSUs in this MD&A and the Company's corresponding Interim Financial Statements have been retroactively restated to reflect the share consolidation.

Share Capital

As at the date of this MD&A, the Company has 25,292,011 Common Shares outstanding.

As at the date of this MD&A, the Company has outstanding: 12,768,452 warrants, 20,980,250 Special Warrants, 740,000 stock options and 630,000 RSUs.

Commitments

The Company has a commitment with respect to its investment in the Cerrado Biome Stream. The Company has made the first instalment of the upfront deposit to ERA. To date the Company paid $0.26 million to ERA on closing of the stream, with subsequent instalments totalling $0.24 million to be paid at specific project milestones. In addition, the Company has committed to pay a finder's fee, totalling $0.01 million, in connection with the subsequent instalment payment to ERA.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

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Financial Instrument Fair Value and Risk Factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments include cash, investment, accounts payable and accrued liabilities and warrant liability. The carrying value of accounts payable and accrued liabilities approximates their fair value due to their short-term nature. Cash is measured at fair value based on Level 1 of the fair value hierarchy. Other investment and warrant liability are measured at fair value based on Level 3 of the fair value hierarchy.

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is mainly held in credit worthy financial institutions. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value of financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in Canadian dollars while its functional currency is the United States dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. As at September 30, 2021, the Company held cash of $26.7 million in Canadian dollars and $81.9 million in United States dollars. The Company had accounts payable of $0.6 million in Canadian dollars. As the Company has a number of transactions in foreign currencies, currency risk has been assessed as moderate.

Assuming all other variables remain constant, as at September 30, 2021, a 5% weakening or strengthening of the Canadian dollar against the US dollar would result in a change of approximately $1.2 million to comprehensive profit and loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no interest-bearing debt. Therefore, interest rate risk has been assessed as nominal.

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Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

General Business Risk

In addition, the Company is exposed to a variety of known and unknown risks in the pursuit of its strategic objectives. The impact of any risk may adversely affect, among other things, the Company’s business, financial condition and operating results, which may affect the market price of its securities. The Company monitors its risks on an ongoing basis and seeks to mitigate these risks as and when possible. For a comprehensive discussion of the risks and uncertainties that could have an effect on the business and operations of the Company, investors are urged to review the section of the AIF entitled “Risk Factors” and Annual Consolidated Financial Statements each as of June 30, 2021, copies of which are available on SEDAR at www.sedar.com.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders’ equity of $104.9 million at September 30, 2021 (June 30, 2021 - $108.0 million).

There were no changes in the Company’s approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in the Company’s consolidated financial statements include:

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Accounting for streaming interests

The Company from time to time will acquire streaming interests. Each streaming interest agreement has its own unique terms and significant judgment is required to assess the appropriate accounting treatment. Share based compensation

The Company includes an estimate of share price volatility, expected life, forfeiture rate and risk-free interest rates in the calculation of the fair value for share based payments. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact earnings.

Warrant liability

The fair value of the warrant liability is measured using a Black-Scholes pricing model. Assumptions and estimates are made in determining an appropriate risk-free interest rate, volatility, term, dividend yield, discount due to exercise restrictions, and the fair value of common stock. Any significant adjustments to the unobservable inputs would have a direct impact on the fair value of the warrant liability.

Deferred taxes

The Company recognizes the deferred tax benefit related to tax assets and tax losses to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit and expected timing of reversals of existing temporary differences. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from tax assets and tax losses.

Disclosure of Internal Controls

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Interim Filings”. This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations.

There have been no changes in the Company’s ICFR during the quarter ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, its ICFR.

The Company’s DC&P is designed to provide reasonable assurance that material information relating to the Company is made known to the Company’s certifying officers by others, particularly during the period in which the interim filings are being prepared, and that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

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Non-IFRS Measures

The term “adjusted working capital” in this MD&A is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies where similar terminology is used. This non-IFRS measure should not be considered in isolation or as a substitute for measures of performance or cash flows as prepared in accordance with IFRS. Management believes that these non-IFRS measures, together with measures prepared in accordance with IFRS, provide useful information to investors and shareholders in assessing the Company’s liquidity and overall performance.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements.

The Company currently believes the expectations reflected in these forward-looking statements are reasonable, but cannot assure that such expectations will prove to be correct, and thus, such statements should not be unduly relied upon. These forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required pursuant to applicable laws. Risk and assumptions that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the headings “Forward-Looking Information” and “Risk Factors” in the Company’s AIF and under the heading “Risks Factors” in this MD&A. Although the Company has attempted to take into account important factors that could cause actual costs or operating results to differ materially, there may be other unforeseen factors and therefore results may not be as anticipated, estimated or intended.

Additional Information

Additional information with respect to the Company, including the Company’s quarterly interim financial statements and Company’s AIF, have been filed with Canadian securities regulatory authorities and is available on SEDAR at www.sedar.com and on the Company’s website at www.carbonstreaming.com. Information contained in or otherwise accessible through the Company’s website does not form a part of this MD&A and is not incorporated by reference into this MD&A.

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